

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 4, 2021

Anthony J. Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
301 South College Street
Charlotte, North Carolina 28202

> **Re: Wells Fargo Commercial Mortgage Securities, Inc.**
> **Registration Statement on Form SF-3**
> **Filed July 16, 2021**
> **File No. 333-257991**

Dear Mr. Sfarra:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Risk Factors

Other Risks Relating to the Certificates

[Risks Associated with Floating Rate Certificates], page 150

2. We note that disclosure contemplates the possibility of underlying mortgages and related certificates tied to LIBOR and includes a description of risks to floating rate certificaeholders associated with the upcoming elimination of LIBOR but does not describe remedies available to certificateholders. Please tell us if there are any rights or remedies available to certificateholders of LIBOR-linked certificates after the upcoming elimination of LIBOR, including those provided in the pooling and servicing agreement that require certificateholder consent before payment terms are modified. If such rights or remedies are available to certificateholders, please revise your prospectus to disclose them.

3. We further note that Section 316(b) of the TIA generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. If the TIA is applicable, it appears that replacing LIBOR rates of the underlying mortgages and floating rate certificates with an alternative benchmark following the cessation of the publication of LIBOR likely could require certificateholder consent pursuant to Section 316(b) of the TIA (in addition to the other contractual terms noted in the comment above), which we understand would be very difficult to obtain. Please also revise your prospectus disclosure to set forth all remedies available to certificateholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked certificates following LIBOR cessation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance